

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2014

<u>Via E-mail</u>
José Luis Guerrero Cortés
Chief Financial Officer
Grupo Aeroportuario Del Centro Norte, S.A.B. De C.V.
Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

Re: Grupo Aeroportuario Del Centro Norte, S.A.B. De C.V.
Form 20-F for the year ended December 31, 2012
Filed April 29, 2013
File No. 001-33168

Dear Mr. Guerrero Cortés:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Linda Cvrkel

                Linda Cvrkel
                Branch Chief